Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 866 704 6710

For Immediate Release

RRSAT PARTNERS WITH ASIA BROADCAST SATELLITE TO
EXPAND THREE ANGEL BROADCASTING NETWORK'S
COVERAGE (3ABN) INTO ASIA

OMER, Israel – April 11, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has entered a 3 year partnership to broadcast the Three Angels Broadcasting Network (3ABN) on the Southern Ku-band beam of the ABS-1 satellite.

“We are very pleased that the Three Angels Broadcasting Network has chosen RRSAT to use RRSAT’s Global distribution network services to expand its broadcasting into Asia. 3ABN is joining over 365 satisfied television and radio channels currently broadcast through our network,” commented David Rivel, CEO and Founder of RRSat. “We look forward to a long-term and fruitful partnership with ABS which allows us to further increase our penetration into Asia.”

“We are excited to welcome 3ABN to our growing neighborhood of free-to-air TV and radio channels on the ABS-1 direct broadcast platform,” said Tom Choi, CEO of ABS. “ABS-1 offers the widest, high-power, Ku-band coverage in Asia. We look forward to working with RRSAT to expand the distribution of international channels across Asia, focusing on key regions such as South Asia, East Asia and the Middle East through direct to home (DTH) reception and cable distribution.”

About RRSat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 365 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

About Asia Broadcast Satellite
Asia Broadcast Satellite (ABS) owns and operates the ABS-1 satellite (formerly known as LMI-1) at the 75E location serving 4/5th of the world’s population and 4 continents. Headquartered in Hong Kong, ABS serves a global customer base with representative offices in Asia, the Middle East, Europe and North America. Supported by a team of highly experienced professionals, ABS offers a wide range of services, including DTH and CATV distribution as well as IPLC, IP backbone, GSM backhaul, Maritime and VSAT services. The ABS-1 satellite is a high-powered Lockheed Martin A2100 AX spacecraft which was launched from a Proton on September 1999 from Baikonur. With on-board fuel for more than 17 remaining years of life, the ABS-1 satellite is located in the prime Indian Ocean region at 75E connecting Asia, Australia, the Indian Subcontinent, CIS, Middle East, Europe and Africa. The satellite has 44 transponders composed of 16 Ku-band and 28 C-band transponders. For more information, please visit the Company’s website at www.absatellite.net

Safe Harbor statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Registration Statement on Form F-1 filed on October 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Asia Broadcast Satellite (ABS) has not been independently verified by RRSat and is based solely on information provided to RRSat by Asia Broadcast Satellite (ABS) for inclusion in this press release.